UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of November 2008
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

Appointment of New Director
     On November 3, 2008, FreeSeas Inc. (“FreeSeas”) announced the appointment of Mr. Didier Salomon to its Board of Directors. Mr. Salomon will fill the Board seat vacated by Mr. Matthew McCleery. After resigning from the Board, Mr. McCleery will take a more active role in the strategic business development of FreeSeas.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.
SUBMITTED HEREWITH:

Exhibit

99.1	Press Release dated November 3, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.
Date: November 3, 2008
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	CEO and President

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